033 Putnam American Government Income Fund
3/31/09 Semiannual Report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)
Class A	$13,969
Class B	    423
Class C	    142

72DD2 (000s omitted)
Class M       $50
Class R   		 7
Class Y   	    436

73A1
Class A   $0.198
Class B   0.166
Class C   0.167

73A2
Class M   $0.186
Class R   0.187
Class Y   0.210

74U1 (000s omitted)
Class A	69,789
Class B	 2,397
Class C      914

74U2 (000s omitted)
Class M      278
Class R       37
Class Y    2,047

74V1
Class A	$9.09
Class B	9.03
Class C	9.06

74V2
Class M	$9.14
Class R   9.09
Class Y   9.07

Additional Information About Minimum Required Investment Item 61

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi-monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 77Q3 74P

On September 26, 2008, the fund entered into an Agreement with another registered investment company (each a Seller) managed by Putnam Management. Under the Agreements, the Seller sold to the fund the right to receive, in the aggregate, $1,080,163 in net payments from Lehman Brothers
Special Financing, Inc. in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The Receivable will be offset against the funds net payable to Lehman Brothers
Special Financing, Inc. The Agreement, which is included in the statement of assets and liabilities, is valued at fair value following procedures approved by the Trustees. All remaining payments under the agreement will be recorded as realized gain or loss.

Additional Information About Errors and Omissions Policy Item 85B

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.